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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58
September 30, 2000

CINERGY CORP.
139 EAST FOURTH STREET
CINCINNATI, OHIO 45202

===================================================================================================================

*Inquiries concerning this Form U-9C-3 should be directed to:  Bernard F. Roberts
                                                               Cinergy Corp.
                                                               139 East Fourth Street
                                                               Cincinnati, Ohio  45202
                                                               (513) 287-2090

TABLE OF CONTENTS

 Item                                                                    Page
Number                                                                  Number

  1      Organization Chart . . . . . . . . . . . . . . . . . . . . .      1
  2      Issuances and Renewals of Securities and Capital
           Contributions. . . . . . . . . . . . . . . . . . . . . . .      7
  3      Associate Transactions
           Part I - Transactions Performed by Reporting Companies on
             Behalf of Associate Utility Companies. . . . . . . . . .      9
           Part II - Transactions Performed by Associate Utility

ITEM 1. ORGANIZATION CHART

                                                                                                                            Percentage of
                                                                       Energy            Date of            State of          Voting                     Nature of
Name of Reporting Company                                        Gas-Related Company    Organization      Organization     Securities Held                Business

(Indentation indicates subsidiary relationship)

Cinergy Corp. ("Cinergy")

                                                                                                                                                  Investing in Utility Related
         Nth Power Technologies Fund II, L.P.(1)                    Energy-Related       02/25/2000        California        **                   Technologies

     Cinergy Investments, Inc. ("Investments")

                                                                                                                                                  Utility Materials
         Cinergy Supply Network, Inc. ("Supply")(2)                 Energy-Related       01/14/1998        Delaware          100%                 Brokering Services

                                                                                                                                                  Utility Facilities Location and
            Reliant Services, LLC ("Reliant")(3)                    Energy-Related       06/25/1998        Indiana           50%                  Construction Services

         Cinergy Capital & Trading, Inc.                                                                                     100%                 Marketing and Trading
             ("Capital & Trading")(4)                               Energy-Related       10/08/1992        Indiana                                Energy Commodities

                                                                                                                                                  Marketing and Trading
            CinCap IV, LLC ("CinCap IV")(5)                         Energy-Related       12/03/1997        Delaware          10%                  Energy Commodities

                                                                                                                                                  Marketing and Trading
            CinCap V, LLC ("CinCap V") (6)                          Energy-Related       07/21/1998        Delaware          10%                  Energy Commodities

            Cinergy Marketing & Trading, LLC                                                                                                      Marketing and Trading
               ("Marketing & Trading") (7)                          Energy-Related       10/27/1995        Delaware          100%                 Energy Commodities

                                                                                                                                                  Marketing and Trading
            CinPower I, LLC ("CinPower") (8)                        Energy-Related       06/12/1998        Delaware          100%                 Energy Commodities

                                                                                                                                                  Marketing and Trading
            Cinergy Transportation, LLC (9)                         Energy-Related       06/14/2000        Delaware          100%                 Energy Commodities

                                                                                                                                                  Engineering and Other
         Cinergy Engineering, Inc. ("Engineering") (10)             Energy-Related       03/28/1997        Ohio              100%                 Technical Services

                                                                                                                                                  Commercialization of Utility
         Cinergy Technology, Inc. (11)                              Energy-Related       12/12/1991        Indiana           100%                 Technology

         Cinergy Solutions Holdings Company, Inc.
                  ("Solutions")

ITEM 1. ORGANIZATION CHART (continued)

                                                                                                                            Percentage of
                                                                       Energy            Date of            State of          Voting                     Nature of
Name of Reporting Company                                        Gas-Related Company    Organization      Organization     Securities Held                Business

                                                                                                                                                  Utility related Engineering and
            Cinergy EPCOM, LLC (12)                                 Energy-Related       08/20/1999        Delaware          100%                 Other Services

                                                                                                                                                  Utility related Engineering and
            Cinergy EPCOM College Park, LLC (13)                    Energy-Related       08/20/1999        Delaware          100%                 Other Services

                                                                                                                                                  Project Development--Qualifying
            Cinergy Solutions, Inc. (14)                            Energy-Related       06/02/2000        Delaware          100%                 Facilities and Energy Services

               Cinergy Solutions Partners, LLC (NEW)(15)            Energy-Related       09/12/2000        Delaware          50%                  Project Development--Qualifying
                                                                                                                                                  Facilities

               Lansing Grand River Utilities, LLC (NEW) (16)        Energy-Related       09/14/2000        Delaware          100%                 Energy Services

            Cinergy Solutions of Boca Raton, LLC (NEW) (17)         Energy-Related       08/23/2000        Delaware          100%                 Utility related Engineering and
                                                                                                                                                  Other Services

            Cinergy Solutions of Tuscola, Inc. (18)                 Energy-Related       10/13/1998        Delaware          100%                 Qualifying Facilities

                                                                                                                                                  Leasing of Energy
            Energy Equipment Leasing LLC* (19)                      Energy-Related       11/12/1998        Delaware          49%                  Related Assets

            Trigen-Cinergy Solutions LLC                                                                                                          Preliminary Development of
                ("Trigen-Cinergy")(20)                              Energy-Related       02/18/1997        Delaware          50%                  Qualifying Facilities

            Trigen-Cinergy Solutions of Ashtabula, LLC (21)         Energy-Related       06/02/1999        Delaware          49%                  Qualifying Facilities

            Trigen-Cinergy Solutions of Baltimore LLC (22)          Energy-Related       11/10/1998        Delaware          49%                  Qualifying Facilities

            Trigen-Cinergy Solutions of Boca Raton LLC (23)         Energy-Related       09/04/1998        Delaware          51%                  Thermal Energy

            Trigen-Cinergy Solutions of Cincinnati LLC (24)         Energy-Related       08/29/1997        Ohio              51%                  Chilled Water

            Trigen-Cinergy Solutions of College Park, LLC (25)      Energy-Related       02/18/1999        Delaware          49%                  Energy Services

            Trigen-Cinergy Solutions of Danville LLC* (26)          Energy-Related       11/29/1999        Delaware          49%                  Qualifying Facilities

            Trigen-Cinergy Solutions of Elmgrove, LLC (27)          Energy-Related       06/14/2000        Delaware          49%                  Qualifying Facilities

            Trigen-Cinergy Solutions of Illinois L.L.C.* (28)       Energy-Related       04/17/1997        Delaware          49%                  Qualifying Facilities

ITEM 1. ORGANIZATION CHART (continued)

                                                                                                                            Percentage of
                                                                       Energy            Date of            State of          Voting                     Nature of
Name of Reporting Company                                        Gas-Related Company    Organization      Organization     Securities Held                Business

            Trigen-Cinergy Solutions of Lansing LLC (29)            Energy-Related       11/03/1999        Delaware          51%                  Energy Services

               Trigen-Cinergy Solutions-USFOS of Lansing            Energy-Related       11/03/1999        Delaware          40.8%                Energy Services
               LLC (30)

            Trigen-Cinergy Solutions of Orlando LLC (31)            Energy-Related       06/12/1998        Delaware          51%                  Chilled Water

            Trigen-Cinergy Solutions of Owings Mills LLC (32)       Energy-Related       09/20/1999        Delaware          49%                  Qualifying Facilities

            Trigen-Cinergy Solutions of Owings Mills
                Energy Equipment Leasing, LLC (33)                  Energy-Related       10/20/1999        Delaware          49%                  Leasing of Energy related Assets

            Trigen-Cinergy Solutions of Rochester LLC (34)          Energy-Related       10/20/1999        Delaware          49%                  Energy Services

            Trigen-Cinergy Solutions of Silver Grove LLC (35)       Energy-Related       03/18/1999        Delaware          49%                  Qualifying Facilities

            Trigen-Cinergy Solutions of St. Paul LLC (36)           Energy-Related       08/13/1998        Delaware          49%                  Qualifying Facilities

            Trigen-Cinergy Solutions of Tuscola LLC (37)            Energy-Related       08/21/1998        Delaware          49%                  Qualifying Facilities

     Cinergy Global Resources, Inc.

         Cinergy Global Power, Inc.
                                                                                                                                                  Holds 50% Ownership Interest in
            Cinergy Global San Gorgonio, Inc.                                                                                                     San Gorgonio
                     ("San Gorgonio") (38)                          Energy-Related       10/13/1998        Delaware          100%                 Westwinds II, LLC

               San Gorgonio Westwinds II, LLC
                      ("Westwinds") (39)                            Energy-Related       10/13/1998        California        50%                  Qualifying Facility

     Cinergy Technologies, Inc.
                                                                                                                                                  Investing in Utility Related
         Cinergy Ventures II, LLC (NEW) (40)                        Energy-Related       09/01/2000        Delaware          100%                 Technologies

         Cinergy One, Inc. (NEW) (41)                               Energy-Related       09/05/2000        Delaware          100%                 Energy Services

* Inactive

** Cinergy holds a 9.9% limited partnership interest in Nth Power Technologies Fund II, L.P.

ITEM 1. ORGANIZATION CHART (continued)

(1)   Nth Power Technologies Fund II, L.P. invests in companies developing and commercializing utility-related technologies.

(2)   Supply brokers transmission, distribution and other utility-related materials and services.

(3)   Reliant performs underground facilities location and construction services.

(4)   Capital & Trading markets and trades energy commodities at wholesale together with derivative commodity instruments.  Capital &
      Trading also markets financial restructuring services with respect to existing wholesale energy contracts.  Certain subsidiaries of Capital & Trading are exempt wholesale generators; such subsidiaries did not contribute substantial revenues to Capital &
      Trading for periods covered by Capital & Trading's financial statements filed concurrently herewith.

(5)   CinCap IV purchases and sells electricity at wholesale.

(6)   CinCap V purchases and sells electricity at wholesale.

(7)   Marketing & Trading (formerly Producers Energy Marketing, LLC) is engaged in the marketing of natural gas at wholesale.

(8)   CinPower was formed to optimize economic benefits in connection with a      restructured wholesale power purchase agreement.

(9)  Cinergy Transportation, LLC is engaged in the marketing of natural gas at wholesale.

(10)  Engineering is in the business of marketing various utility-related engineering services.

(11)  Cinergy Technology, Inc. is devoted to developing commercial utility-related technology.

(12)  Cinergy EPCOM, LLC was formed to market various utility-related engineering, procurement, construction, operation and maintenance functions.

(13) Cinergy EPCOM College Park, LLC was formed to perform various utility-related engineering, procurement, construction, operation and maintenance functions at the University of Maryland.

(14)  Cinergy Solutions, Inc. was formed to conduct certain project-related preliminary developmental activities, principally related to cogeneration projects, and other energy-related businesses, formerly conducted by Cinergy Solutions Holdings Company, Inc.

(15)  Cinergy Solutions Partners, LLC was formed to engage in development of      qualifying facilities.

(16)  Lansing Grand River Utilities, LLC was formed to provide energy related services to Trigen/Cinergy-USFOS of Lansing, LLC

(17)  Cinergy Solutions of Boca Raton, LLC was formed to provide various utility related engineering, procurement, construction, operation and maintenance facilities.

(18)  Cinergy Solutions of Tuscola, Inc. oversees the operations and staffing of a combined heat and power plant in Tuscola, Illinois.

(19) Energy Equipment Leasing LLC was formed to lease, sell, or finance energy related equipment.

(20) Trigen-Cinergy engages in the preliminary development of qualifying facilities and/or thermal energy facilities; specific projects are
    developed and held by special purpose affiliates (listed elsewhere in Item 1.

(21) Trigen-Cinergy Solutions of Ashtabula, LLC was formed to develop, construct, operate, and maintain energy facilities located in
      Ashtabula, Ohio, and to provide other energy-related products and services.

(22) Trigen-Cinergy Solutions of Baltimore LLC was formed to develop, construct, operate, and maintain energy facilities located in
      Baltimore, Maryland, and to provide other energy-related products and services.

(23) Trigen-Cinergy Solutions of Boca Raton LLC was formed to develop, construct, finance, operate, and maintain certain thermal energy facilities to be located in Boca Raton, Florida and to sell associated  thermal and other energy-related products and services.

(24) Trigen-Cinergy Solutions of Cincinnati LLC owns and operates a district cooling business in downtown Cincinnati, Ohio.

(25) Trigen-Cinergy Solutions of College Park, LLC was formed to operate and maintain cogeneration equipment located in College Park,
      Maryland and owned by the University of Maryland.

(26) Trigen-Cinergy Solutions of Danville LLC was formed to acquire existing cogeneration assets.

(27)  Trigen-Cinergy Solutions of Elmgrove, LLC was formed to provide energy services, including cogeneration, steam, and compressed air, at the customer's manufacturing facility in New York.

(28) Trigen-Cinergy Solutions of Illinois L.L.C. was formed to provide energy services, including cogeneration, steam, and compressed air, at the customer's manufacturing facility in Illinois.

(29) Trigen-Cinergy Solutions of Lansing LLC was formed to enter a LLC Agreement with US Filter Operating Services, Inc. providing for the formation and management of Trigen-Cinergy Solutions-USFOS of Lansing LLC.

(30) Trigen-Cinergy Solutions-USFOS of Lansing LLC was formed to develop, construct, and operate certain energy facilities to be located at the General Motors Corporation in Lansing, Michigan.

(31) Trigen-Cinergy Solutions of Orlando LLC was formed to develop, construct, operate, and maintain a district cooling business in the city of Orlando, Florida.

(32) Trigen-Cinergy Solutions of Owings Mills LLC was formed to develop, construct, operate, and maintain certain energy facilities to be located at the Sweetheart Cup Corporation in Owings Mills, Maryland.

(33) Trigen-Cinergy Solutions of Owings Mills Energy Equipment Leasing, LLC was formed to lease, sell, or finance energy-related equipment.

(34) Trigen-Cinergy Solutions of Rochester LLC was formed to provide energy services to Kodak Park in Rochester, New York.

(35) Trigen-Cinergy Solutions of Silver Grove LLC was formed to provide energy and other services to the Lafarge Gypsum manufacturing plant in Silver Grove, Kentucky.  These services will include the design, installation, and operation of a combined heat and power system.

(36) Trigen-Cinergy Solutions of St. Paul LLC was formed to develop, construct, finance, own, operate, and maintain certain energy facilities to be
    located in St. Paul, Minnesota and to sell associated electricity and       thermal energy products and services.

(37) Trigen-Cinergy Solutions of Tuscola LLC was formed to develop, construct, operate, and maintain certain energy facilities to be located in Tuscola, Illinois and to provide thermal energy products and services.

(38) San Gorgonio holds a 50% interest in San Gorgonio Westwinds II, LLC.

(39) Westwinds owns a qualifying small power production windfarm facility in California.

(40)  Cinergy Ventures II, LLC was formed for the purpose of pursuing energy             related technology equity investments and
      running energy related technology pilots.

(41)  Cinergy One, Inc. was formed to provide various utility-related  engineering, procurement, construction, and operation and maintenance functions.

ITEM 2. ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS*

  Associate Company Advancing                         Energy-Related                                    Type of                            Net Change in
             Funds                               Company Receiving Funds                              Transaction                     Borrowings/Contributions
--------------------------------    ---------------------------------------------------    ----------------------------------     ---------------------------------
                                                                                                                                           (in thousands)
Investments                         Supply                                                 Open account advance                                   $   52

Investments                         Reliant                                                Open account advance                                      138

Investments                         Capital & Trading                                      Open account repayment                                (74,954)

Investments                         Engineering                                            Open account advance                                      185

Investments                         Cinergy Technology, Inc.                               Open account repayment                                 (1,772)

Capital & Trading                   CinCap IV                                              Open account advance                                      553

Capital & Trading                   CinCap V                                               Open account advance                                      570

Capital & Trading                   Marketing & Trading                                    Open account advance                                   13,289

Capital & Trading                   CinPower                                               Open account advance                                      298

Solutions                           Cinergy EPCOM, LLC                                     Open account advance                                      471

Solutions                           Cinergy EPCOM College Park, LLC                        Open account advance                                      183

Solutions                           Cinergy Solutions of Tuscola, Inc.                     Open account advance                                    2,858

Solutions                           Trigen-Cinergy                                         Open account advance                                      628

                                    Trigen-Cinergy Solutions of Ashtabula, LLC
Solutions                                                                                  Open account advance                                    4,993

                                    Trigen-Cinergy Solutions of
Solutions                           Baltimore LLC                                          Open account repayment                                    (63)

                                    Trigen-Cinergy Solutions of Boca Raton LLC
Solutions                                                                                  Open account repayment                                   (518)

ITEM 2. ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS* (Continued)

  Associate Company Advancing Funds                         Energy-Related                                  Type of                          Net Change in
                                                       Company Receiving Funds                            Transaction                   Borrowings/Contributions
--------------------------------------     -------------------------------------------------     ------------------------------     ---------------------------------

                                           Trigen-Cinergy Solutions of Cincinnati LLC
Solutions                                                                                        Open account repayment                               (220)

                                           Trigen-Cinergy Solutions of College Park, LLC
Solutions                                                                                        Open account advance                                   80

Solutions                                  Trigen-Cinergy Solutions of                           Open account repayment                               (646)
                                           Tuscola LLC

Cinergy Global Power, Inc.                 San Gorgonio                                          Capital contribution                                1,307

*Item 2 excludes an increase in guarantees issued on behalf of energy-related companies by Cinergy or its subsidiaries during the third quarter of 2000 totaling approximately $105 million.  These guarantees are included in Item 4. Summary of Aggregate
Investment.

ITEM 3. ASSOCIATE TRANSACTIONS

Part I - Transactions Performed by Reporting Companies on Behalf of Associate Utility Companies
      Reporting Company Rendering Services(1)                  Associate Utility Company               Types of Services Rendered          Total Amount Billed
                                                                   Receiving Services
-----------------------------------------------------      -----------------------------------     -----------------------------------     ---------------------
                                                                                                                                              (in thousands)

                                                                                                     Line locating and underground
                                                             The Cincinnati Gas & Electric               construction services
Reliant                                                                 Company                                                                          $541

                                                                                                     Line locating and underground
                                                                                                         construction services
Reliant                                                             PSI Energy, Inc.                                                                      927

                                                                                                     Line locating and underground
                                                            The Union Light, Heat and Power              construction services
Reliant                                                                 Company                                                                            35

(1)      All of the services below were rendered pursuant to service agreements approved in File No. 70-9449 (see HCAR No. 27016, May
         4, 1999, exhibits B-1, B-2, and B-3).

ITEM 3. ASSOCIATE TRANSACTIONS (Continued)

Part II - Transactions Performed by Associate Utility Companies on Behalf of Reporting Companies
  Associate Utility Company Rendering Services(1)             Reporting Company Receiving              Types of Services Rendered          Total Amount Billed
                                                                        Services
-----------------------------------------------------      -----------------------------------     -----------------------------------     ---------------------
                                                                                                                                              (in thousands)

                  PSI Energy, Inc.                                 Cinergy EPCOM, LLC              Engineering and construction services          $ 49

                  PSI Energy, Inc.                                    Capital & Trading            Engineering services                              2

                                                                  Cinergy Solutions of
                  PSI Energy, Inc.                                   Tuscola, Inc.                 Maintenance services                             35

                                                                                                   Engineering and Operation                         3
                  PSI Energy, Inc.                                     Solutions                     Consulting services

       The Cincinnati Gas & Electric Company                        Capital & Trading              Engineering services                              9

       The Cincinnati Gas & Electric Company                       Cinergy EPCOM, LLC              Engineering and construction services           326

(1)      All of the services below were rendered pursuant to service agreements approved in File No. 70-9449 (see HCAR No. 27016, May
         4, 1999, exhibits B-1, B-2 and B-3).

ITEM 4. SUMMARY OF AGGREGATE INVESTMENT

                                                                                         September 30,2000
                                                                                 -----------------------------------
                                                                                           (in thousands)

Investments in Energy-Related Companies:

   Total consolidated capitalization of Cinergy as of September 30, 2000
                                                                                    $6,701,674

   Total capitalization multiplied by 15%                                                             $1,005,251

   Greater of $50 million or total capitalization multiplied by 15%
                                                                                                       1,005,251

   Total current aggregate investment subsequent to March 24, 1997
       (categorized by major line of energy-related business):
         Energy-related business category "ii" (1)                                      12,919
         Energy-related business category "v" (2)                                      346,332
         Energy-related business category "vi" (3)                                      14,188
         Energy-related business category "vii" (4)                                     31,398
         Energy-related business category "viii" (5)                                    59,333
                                                                                        ------

     Total current aggregate investment                                                                  464,170
                                                                                                      ----------

           Difference between the greater of $50 million or 15% of
           capitalization and the total aggregate investment of the
           registered holding company system
                                                                                                        $541,081
                                                                                                      ==========

(1)  Rule 58 defines category "ii" as the development and commercialization of electrotechnologies related to energy conservation, storage and conversion, energy efficiency, waste treatment, greenhouse gas reduction, and similar innovations.

(2)  Rule 58 defines category "v" as the brokering and marketing of energy commodities, including but not limited to electricity, natural or manufactured gas and other combustible fuels.

(3)  Rule 58 defines category "vi" as the production, conversion, sale and distribution of thermal energy products, such as process steam, heat, hot water, chilled water, air conditioning, compressed air and similar products; alternative fuels; and renewable energy resources; and the servicing of thermal energy facilities.

(4)  Rule 58 defines category "vii" as the sale of technical, operational, management, and other similar kinds of services and expertise, developed in the course of utility operations in such areas as power plant and transmission system engineering, development, design and rehabilitation; construction; maintenance and operation; fuel procurement, delivery and management; and
      environmental licensing, testing and remediation.

(5)  Rule 58 defines category "viii" as the development, ownership or operation of "qualifying facilities," as defined under the
      Public Utility Regulatory Policies Act of 1978, as amended ("PURPA"), and any integrated thermal, steam host, or other necessary facility constructed, developed or acquired primarily to enable the qualifying facility to satisfy the useful thermal output requirements under PURPA.

ITEM 5. OTHER INVESTMENTS

Major Line of Energy-Related Business               Other Investment in Last U-9C-3 Report       Other Investment in this U-9C-3 Report         Reason for Difference in Other Investment
                                                                                                          (in thousands)

NONE

ITEM 6. FINANCIAL STATEMENTS AND EXHIBITS

(a)  Financial Statements

Filed pursuant to Rule 104(b) on a confidential basis.

(b)  Exhibits

None

SIGNATURES

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Cinergy Corp. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                       Cinergy Corp.________
                                           ---------------------------------
                                                        Registrant

Dated:  November 29, 2000

                                           By __/s/  Bernard F. Roberts ____
                                              ------------------------------------------
                                                     Bernard F. Roberts
                                                  Duly Authorized Officer
                                                            and
                                                 Chief Accounting Officer

With the above signature, I also hereby certify that the corresponding report on Form U-9C-3 for the second quarter of 2000 was filed with Cinergy Corp's interested state commissions whose names and addresses are listed below.

The Public Utilities Commission of Ohio
Alan R. Schriber, Chairman
180 East Broad Street
Columbus, OH 43266

Indiana Utility Regulatory Commission
Robert C. Glazier, Secretary
302 W. Washington Street, Suite E306
Indianapolis, IN 46204

Kentucky Public Service Commission
Thomas Dorman, Executive Director
211 Sower Boulevard
P.O. Box 615
Frankfort, KY 40602